TSI Incorporated
500 Cardigan Road
P.O. Box 64394
St. Paul, MN 55164-0394

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July 16, 1999

Dear Fellow Stockholder:

On July 15, 1999, your Board of Directors met with representatives of our investment banking firm William Blair & Company and our counsel to consider John
J. Fauth's revised $14.00 offer to purchase your shares. At this meeting your Board was unanimous in its decision to reject Fauth's offer. The Board believes it is not in the best interest of TSI or its stockholders, it is highly contingent and there are no assurances that financing would be available to carry it out.

DO NOT TENDER YOUR SHARES TO FAUTH! WE HAVE INSTRUCTED OUR INVESTMENT BANKERS TO SEEK ALTERNATIVES, INCLUDING OTHER OFFERS.

Let me explain some of our reasoning as to why we determined that Fauth's offer should be rejected.

o TSI's Board believes it can obtain a more attractive offer. We have instructed our investment banker to explore strategic alternatives, including seeking offers of greater value and undertaking further discussions with Fauth and his representatives.

o Among other things, the offer is contingent upon stockholders at the Annual Meeting approving Fauth's proposals, which would waive several hostile takeover provisions. The Board believes that the removal of these provisions would strip the Board of its ability to control the acquisition process in order to obtain the maximum price for TSI's stockholders. As a result of your Board's firm rejection of the $12.50 proposal and earlier proposal at an even lower price, Mr. Fauth has raised his price to $14.00 per share and commenced a tender offer. These provisions work to benefit stockholders!

o We believe Fauth's financing package is incomplete and highly contingent. Even if he can obtain the financing, your Board believes that a highly leveraged acquisition of TSI by Fauth would have significant adverse effects on the Company's relationships with its employees, customers, suppliers and other constituencies.

o TSI's Board continues working on its goal of maximizing stockholder value. We just came off a record first quarter posting increases in sales and earnings of 28% and 108%, respectively. Further proof that TSI's growth strategy of internal development and acquisitions is working. In our opinion, TSI has excellent short and long-term prospects!

VOTE THE WHITE PROXY CARD TO ALLOW YOUR BOARD TO CONTINUE WORKING TO MAXIMIZE STOCKHOLDER VALUE

Consider that after your Board rejected his $12.50 per share proposal, which he termed "attractive," Fauth purchased 357,000 shares in a private transaction at a price of $13.50 per share. This represented an 8% premium over what he was offering to pay to all stockholders. It has been your Board's firm rejection of his prior inadequate offers that has demonstrated what we believe all our stockholders already know - TSI stock has been severely undervalued in the recent past!

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If Fauth's  current tender offer at $14.00 per share is successful,  our efforts to further increase stockholder value will be limited. Your Board believe its' efforts will be a much better avenue to maximize stockholder value.

YOUR BOARD'S GOAL IS TO SEE TSI FULLY VALUED

Support your current Board by signing, dating and mailing the WHITE PROXY CARD. Discard Fauth's green proxy card and DO NOT TENDER YOUR SHARES. Time is running short and it is very important that you vote today, regardless of the number of shares you own.

Thank you for your continued trust and support.

On behalf of your Board of Directors,


/s/ James E. Doubles


James E. Doubles
Chairman, President and
Chief Executive Officer


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                                    IMPORTANT

  Regardless of the number of shares of TSI Incorporated you own, your vote is important. Please vote FOR management's nominees by signing, dating and mailing the enclosed
                               WHITE PROXY CARD.

 Do not tender your shares to Fauth and do not vote the green card. If you have done either, you can change your mind. To change your proxy vote, simply sign and return a later dated WHITE PROXY CARD. You may withdraw any tender you instructed previously by sending written notice to the Depositary of the offer.
   Call our proxy solicitor at the toll-free number below to ensure that your withdrawal is submitted timely and in correct form.

If you own your shares in the name of a brokerage firm, your shares will not be voted unless you give your broker specific instructions. So please sign, date and mail the enclosed WHITE PROXY CARD in the postage paid envelope provided. If you prefer, you may fax your card to our proxy solicitor at the number below.

                     Corporate Investor Communications, Inc.
                            Toll free: (877) 460-9337
                               Fax: (201) 804-8693

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                              MAKE THE RIGHT CHOICE
             VOTE THE WHITE PROXY CARD AND DO NOT TENDER YOUR SHARES

                  EXCERPTS FROM TSI INCORPORATED SCHEDULE 14D-9

     This document contains excerpts from TSI Incorporated Schedule 14D-9; Solicitation/Recommendation pursuant to Section 14(d)(4) of the Securities Act of 1934 regarding the $14.00 per share tender offer of John J. Fauth, JJF Acquisition, Inc. and JJF Group, Inc., all located at 3100 Metropolitan Centre 333 South Seventh Street, Minneapolis, Minnesota 55402, to purchase a minimum of 50.1%, on a fully diluted basis, of the outstanding common stock, $.10 par value, of TSI Incorporated, a Minnesota corporation, with its principal office at 500 Cardigan Road, Shoreview, Minnesota 55126.

     On July 15, 1999, the Company's Board met with representatives of William Blair & Company and the Company's counsel to consider the Fauth Offer. At this special meeting, the Company's Board of Directors unanimously determined to reject the Fauth Offer, based upon the Board's determination that the offer is not in the best interest of the Company and its stockholders. The Board considered the Fauth Offer to be highly contingent and without adequate assurances that financing would be available to carry it out. In addition, the Board concluded that acceptance of the Fauth Offer and the Fauth proxy proposals would make it extremely difficult for the Company to seek out alternative transactions at a greater value.

     Accordingly, based upon its deliberations over the past six months, as summarized above, the Board of Directors unanimously recommends that the Company's stockholders reject the offer and not tender their shares. In reaching its determinations and recommendations described above, the Board of Directors considered a number of factors, including the following:

     1. The numerous contingencies contained in the Fauth Offer, including many that are within Fauth's exclusive control. Other contingencies would require the shareholders at the Annual Meeting to waive anti-takeover provisions which have been in effect for Minnesota public corporations since the mid-1980's. The Board believes that these and other actions to be presented by Fauth at the Annual Meeting would strip the Board of its ability to control the acquisition process and obtain the maximum price for the Company's stockholders. In the last month alone, as a result of your Board's firm rejection of the $12.50 proposal, Mr. Fauth has raised his tender offer to $14.00 per share.

     2. The extremely vague and incomplete financing package set forth in the tender offer.

     3. The Company's business, assets, financial condition and future prospects, strategic direction of the Company's business, current conditions in the instrumentation industry, and the historical and current market prices for the Company's Shares.

     4. The Company's carefully structured long-term plan of independent growth through internal expansion and selective, strategic, negotiated acquisitions.

     5. The financial advice of the Company's independent financial advisor, William Blair & Company. This financial advice included extensive stock market information, discussion of possible future prices for the Company's Shares if the Company's plans are achieved, and discussion of other companies which have expressed an interest in the Company.

     6. The opinion of the Company's management that the terms of the Fauth Offer are inadequate based on its knowledge of the Company's business, its views as to the long-term financial plan and future prospects of the Company, the Company's long-term research and development efforts, and the Company's recent acquisitions, including Environmental Systems Corporation.

     7. Fauth's background and the companies he had previously acquired.

     8. The Board of Directors belief that the highly leveraged acquisition of the Company by Fauth, as contemplated by the Fauth Offer, would have a significantly adverse effect on the Company's relationships with its employees, customers, suppliers and other constituencies.

     The Company's Board also authorized William Blair to continue its efforts to explore strategic alternatives, including seeking offers of greater value and undertaking further discussions with Fauth and his representatives.

     The following transactions in shares of the Company's common stock have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company:

o On July 13, 1999, Kenneth J. Roering, a director of the Company, acquired 3,000 Shares at $8.00 per share for a total of $24,000 upon the exercise of stock options;

o On July 15, 1999, Lawrence J. Whalen, a director of the Company, acquired 3,000 Shares at $8.00 per share for a total of $24,000 upon the exercise of stock options;

o On July 15, 1999, Donald M. Sullivan, a director of the Company, acquired 3,000 Shares at $8.00 per share for a total of $24,000 upon the exercise of stock options;

o During the period May 28, 1998 through May 27, 1999, a total of 68,189 Shares were purchased under the Employee Stock Purchase Plan of 1994 (the "1994 Plan") at a price per share of $7.04 (85% of fair market value of $10.875). The number of employees participating during the period under the 1994 Plan is 163.

o During the period commencing June 22, 1999, and ending June 21, 2000, a total of 120,000 Shares have been elected for purchase under the 1994 Plan at initial price per share of $9.56 per share (85% of fair market value of $11.25). The number of employees participating during this period under the 1994 Plan is 289, including James E. Doubles and Robert F. Gallagher, executive officers of the Company.

     To the best of the Company's knowledge, none of its executive officers, directors, affiliates or subsidiaries presently intends to tender into the Fauth Offer any Shares which are held of record or beneficially owned by such persons.

     The Company, directly or through William Blair, is engaged in preliminary exploratory discussions with a number of companies concerning a possible business combination. The Company also is discussing the sale of one of its subsidiaries. William Blair also is assisting the Company as described in Item 5 above in exploring options for enhancing stockholder value. Except for the foregoing activities, no negotiation is underway or is being undertaken by the Company in response to the Fauth Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

Please see the Company's Proxy Statement dated July 2, 1999, for additional information.